PROSPERA FINANCIAL SERVICES, INC.

Statement of Financial Condition

June 30, 2024

PUBLIC DOCUMENT

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
28164

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 AND ENDING 06/30/2024
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PROSPERA FINANCIAL SERVICES, INC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5429 LBJ FREEWAY, SUITE 750
(No. and Street)

DALLAS	TEXAS	75240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EDWARD KERN	972-581-3023	ed.kern@prosperafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRAD A. KINDER, CPA
(Name – if individual, state last, first, and middle name)

815 PARKER SQUARE	FLOWER MOUND	TEXAS	75028
(Address)	(City)	(State)	(Zip Code)

OCTOBER 20, 2003	641
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM EDWARDS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEMMA JOHNSON
Notary Public, State of Texas
Comm. Expires 11-22-2026
Notary ID 134076881

Signature:

Title:
CO-CEO

Notary Public

JEMMA JOHNSON
Notary Public, State of Texas
Comm. Expires 11-22-2026
Notary ID 134076881

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prospera Financial Services, Inc.'s management. Our responsibility is to express an opinion on Prospera Financial Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prospera Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Brad a Kinder, CPA
BRAD A. KINDER, CPA

We have served as Prospera Financial Services, Inc. auditor since 2003.

Flower Mound, Texas
August 29, 2024

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2024

Assets

Cash and cash equivalents	$	14,904,427
Commissions receivable		3,662,726
Other receivables		1,048,284
Prepaid expenses		567,363
Securities owned		399,916
Clearing deposit		112,734
Intangible assets, net		2,201,889
Right-of-use asset		2,121,178
Deposits		51,934
TOTAL ASSETS	$	25,070,451

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	374,916
Accrued compensation and related costs		9,463,935
Accrued expenses		600,372
Income taxes payable		235,498
Lease liability		2,425,154
Total Liabilities		13,099,875

Stockholder's Equity

Preferred stock, 1,000,000 shares authorized, none designated, issued or outstanding	-
Common stock, no par value, 1,000,000 shares authorized, 128,473 shares issued and 95,137 shares outstanding	529,816
Non-voting common stock, no par value, 100,000 shares authorized, none issued or outstanding	-
Additional paid-in capital	3,039,339
Retained earnings	8,425,433
Treasury stock, 33,336 shares at cost	(24,012)
Total Stockholder's Equity	11,970,576

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	25,070,451

See notes to financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a wholly owned subsidiary of Prospera Financial, LLC (Parent), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company is an independent full-service broker-dealer, investment advisor and support organization for independent financial representatives. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and investment advisory services to individuals located throughout the United States. Insurance brokerage services are provided through a related party insurance agency. The Company's corporate offices are located in Dallas, Texas with independent branch offices throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Owned

Securities owned consist of municipal bonds held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 4. The trading profits or losses and increase or decrease in fair value are included in securities commissions in the accompanying statement of operations.

Intangible Assets

Intangible assets consist primarily of transferring independent financial representatives and customer accounts and represent the fair value of identifiable intangible assets acquired by Parent in a business acquisition and contributed to the Company as additional capital. The determination of fair value for intangible assets requires the Company to make estimates and assumptions. Management assesses potential impairment of intangible assets on an annual basis or when events or changes in circumstances that indicate the carrying amount may be impaired. Management's judgements regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance and cash flows of the acquired intangible assets, market conditions and other factors.

Future events could cause management to conclude that intangible assets acquired are impaired. Any resulting impairment loss could have an adverse impact on the Company's results of operations and cash flows. The Company has determined that no amount of intangible assets was impaired.

Intangible assets are amortized on a straight-line basis over the estimated useful life of fifteen years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Leases

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception and when the terms of an existing contract are changed. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management reassesses its determination if the terms and conditions of the contract are changed.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

The corporate office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The corporate office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less at lease commencement, and do not have an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas return with its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting benefit or provision for income taxes is recorded as a receivable from or payable to Parent.

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.17 of the Commodities Futures Trading Commission, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2024, the Company had net capital of $7,507,091, which was $6,775,178 in excess of the required net capital of $731,913. The Company's net capital ratio was 1.46 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with First Clearing (FC), a trade name of Wells Fargo Clearing Services, LLC, a national clearing broker-dealer, to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under the clearing agreement. The agreement also requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker-dealer. There is a termination fee of $1,000,000, decreasing $500,000 annually if the clearing agreement is terminated during any year ending through October 2026.

The Company also has a clearing agreement with National Securities Clearing Corporation for utilizing the Mutual Fund Services and Insurance and Retirement Processing Services. The agreement requires the Company to maintain a $10,000 deposit with The Depository Trust & Clearing Corporation.

Note 4 – Fair Value / Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other

Note 4 – <u>Fair Value / Securities Owned (continued)</u>

characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2024.

Municipal Bonds – Municipal bonds are valued at an evaluated bid price obtained from an independent pricing service that uses a matrix pricing method or other analytical models. These securities will generally be categorized in Level 2 of the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of June 30, 2024:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$ 399,916	$ -	$ 399,916
Total	$ -	$ 399,916	$ -	$ 399,916

There were no transfers between level 1 and level 2 during the year. There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2024.

Note 5 – <u>Intangible Assets</u>

Parent acquired a Louisiana broker-dealer in October 2021 and contributed all transferring independent financial representatives and customer accounts acquired to the Company in December 2021. Intangible assets and additional capital contributed were valued at the Parent's cost of $2,660,000.

Accumulated amortization at June 30, 2024 was $458,111.

Note 6 – <u>Commitments and Contingencies</u>

<u>Operating Lease</u>

The Company leases corporate office space under a non-cancelable operating lease expiring January 2031. The following summarizes the line items in the statement of financial condition which include amounts for the corporate office lease as of June 30, 2024:

Operating Lease Right-of-use asset	$ 2,121,178
Lease liability	$ 2,425,154

The discount rate used on the operating lease was 5.5%.

The maturities of the lease liability as of June 30, 2024, were as follows:

2025	$	430,350
2026		409,166
2027		447,912
2028		457,008
2029		466,105
Thereafter		689,084
Less interest		(484,471)
Present value of lease liability	$	2,415,154

The Company has a number of branch offices throughout the United States. None of the branch office leases are in the name of the Company; therefore, the Company has no commitment nor any guarantees related to branch office leases.

<u>Retention Bonuses</u>

The Company has committed to paying retention bonuses to certain independent financial representatives, subject to their production requirements and continuous registration and affiliation with the Company, over the next five years ending June 30 as follows:

2025	$2,564,940
2026	2,210,260
2027	1,345,359
2028	1,121,853
2029	636,043
Thereafter	0
Total	$7,878,455

Note 6 – Commitments and Contingencies (continued)

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. As of June 30, 2024, the Company has one lawsuit and three arbitration claims filed against it, and a FINRA investigation. The lawsuit has no amount of damages specified. Two arbitration claims have no amount of damages specified and the other arbitration claim seeks damages from $100,000 to $500,000. The FINRA investigation is in the early stages and has not yet been referred for potential disciplinary actions. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on these matters. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company accrues a loss contingency provision and takes a charge to income when losses are probable and reasonably estimable. The Company has accrued $225,000 for loss contingencies at June 30, 2024 related to these matters, which is included in accrued expenses.

Note 7 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan), to which both the Company and eligible employees may contribute, was established effective April 1, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to a vesting schedule over a six-year period.

Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the board of directors to grant units to employees and/or independent financial representatives of the Company. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs, the employees and/or independent financial representatives will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2024.

Note 9 - Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas return with its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting benefit or provision for income taxes is recorded as a receivable from or payable to Parent. Included in income taxes payable at June 30, 2024 is $127,000 payable to Parent for separate federal income taxes and $48,000 is payable to Parent for separate Texas income taxes.

The Company is also subject to various other state income and franchise taxes as a separate company. At June 30, 2024, $60,498 is payable for other state taxes and is included in income taxes payable.

The current federal income tax provision differs from the expense that would result from applying the federal statutory rate to net income before federal income taxes primarily due to certain accruals that are deductible when paid. There are no material deferred tax assets or liabilities.

Note 10 - Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker-dealer extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker-dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange

Note 10 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)</u>

regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the clearing broker-dealer may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company and clearing broker-dealer seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and clearing broker-dealer monitor required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company has cash and cash equivalents held at banks and a broker-dealer totaling approximately $14.9 million or 59% of the Company's total assets. Cash equivalents held at a broker-dealer are in excess of the SIPC protection of $500,000, creating a credit risk of approximately $10.9 million at June 30, 2024. Cash and cash equivalent balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, other receivables and a clearing deposit held by and due from FC, its clearing broker-dealer, of approximately $3.3 million, $1.0 million, $450,000 and $110,000, respectively, totaling approximately $4.86 million or 19% of total assets at June 30, 2024.

Note 11 - <u>Related Party Transactions</u>

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances due from related parties totaled $246,931, are included in other receivables, are unsecured, and primarily due from related party entities and independent financial representatives of the Company. $190,000 of these receivables are due from representatives, bear interest at 9.5% and the remainder are non-interest bearing.

Included in income taxes payable at June 30, 2024, is $127,000 in federal income taxes payable and $48,000 in Texas state income taxes payable to Parent.

Note 11 - <u>Related Party Transactions (continued)</u>

The Company declared and paid dividends to Parent at various times throughout the year ended June 30, 2024, totaling $3,350,000.

The Company has committed to pay retention bonuses to certain independent financial representatives of the Company totaling $7,878,455 (see Note 6).

Note 12 - <u>Subsequent Events</u>

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2024, and through August 29, 2024, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2024.